525 E. Big Beaver Road Suite 300 Troy, MI 48083 tel: 248/619.2800 fax: 248/619.2888 www.syntelinc.com

September 9, 2014

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Syntel, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 28, 2014

Form 10-Q for the Quarter Ended June 30, 2014

Filed August 5, 2014

File No. 000-22903

Dear Mr. Krikorian:

We are in receipt of your comment letter dated September 2, 2014, in response to our letter of July 8, 2014, regarding the February 28, 2014, Form 10-K filing and August 5, 2014, Form 10-Q filing of Syntel, Inc., a Michigan corporation. As communicated to Ms. Laura Veator, we are requesting an additional ten (10) business days to respond, for a total of twenty (20) business days from the date of the comment letter. We would like the additional time in order to respond thoroughly through our diligence process, including review of materials by our external auditors. As a result, we would anticipate submitting our response letter by September 30, 2014. Thank you for your consideration and assistance.

In addition, please note that our Chief Executive Officer is now Nitin Rakesh, so further communication regarding this matter should be addressed to Mr. Rakesh, with a copy to me.

Sincerely,

/s/ Daniel M. Moore
Daniel M. Moore
Chief Administrative Officer, General Counsel
and Corporate Secretary
Syntel, Inc.
Consider IT Done ®
525 E. Big Beaver Rd., Suite 300
Troy, Michigan 48083
Direct Line: 248-619-3508
Fax: 248-619-2894
Email ID: daniel_moore@syntelinc.com